SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            FOR THE MONTH OF FEBRUARY
                                      2003



                    FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

                       Mexican Economic Development, Inc.
                 (Translation of Registrant's name into English)

                              United Mexican States
                 (Jurisdiction of incorporation or organization)


                           General Anaya No. 601 Pte.
                               Colonia Bella Vista
                           Monterrey, NL 64410 Mexico
                    (Address of principal executive offices)


                       (Indicate by check mark whether the
                      registrant files or will file annual
                    reports under cover of Form 20-F of Form
                                     40-F.)

                         Form 20-F x           Form 40-F
                                  ---                     ---

                       (Indicate by check mark whether the
                    registrant by furnishing the information
                     contained in this Form is also thereby
                                 furnishing the
                    information to the Commission pursuant to
                            Rule 12g3-2(b) under the
                           Securities Exchange Act of
                                     1934.)

                               Yes               No   x
                                  ---                ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82--.)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.

                               By: /s/ Federico Reyes
                               ----------------------------
                               Federico Reyes
                               Executive Vice President of Planning and Finance


Date:  February 19, 2002

CONTACTS:
Juan Fonseca /  (52) 81 83 28 62 45 / juan.fonseca@femsa.com.mx
Alan Alanis / (52) 81 83 28 62 11 / alan.alanis@femsa.com.mx
Arturo Ballester / (52) 81 83 28 61 89 / arturo.ballester@femsa.com.mx


               FEMSA REPORTS SOLID RESULTS FOR FOURTH QUARTER AND
                        FULL YEAR ENDED DECEMBER 31, 2002

- Consolidated total revenues up 5.7% for the year, reaching Ps. 52.941 billion; seventh consecutive year of double-digit consolidated operating income growth: 11.2% for 2002, expanding operating margin by 90 basis points to reach a record 17.9%.

- Policy change regarding guidance: FEMSA will no longer provide operating or financial targets for its operations going forward.


Monterrey, Mexico (February 19, 2003) -- Fomento Economico Mexicano, S.A. de C.V. ("FEMSA") (NYSE: FMX; BMV: FEMSA UBD; FEMSA UB), the Leader in Latin Beverages, reported today growth in total revenues and operating income across its main business units for the fiscal year ending December 31, 2002, resulting in a significant margin expansion in every major subsidiary.


               ===================================================================================================
                                                     FEMSA and Subsidiaries
               --------------------------------------------------------------------------------------------------
                                      Growth compared to same period of the previous year
               ===================================================================================================
                                                Changes in %, in real peso terms
               ========================== ====================== ======================= =========================
                                              Total Revenue        Operating Income*    Operating Margin**
                             4 Qtr 02         2002  4 Qtr 02        2002         2002        change
FEMSA Consolidated              6.7 %        5.7 %      10.3 %     11.2 %       17.9 %      + 90 bps
FEMSA Cerveza                  -1.0          0.5       -1.2         5.3         18.9        + 80
Coca-Cola FEMSA                 4.8          5.3       12.5        14.6         25.2       + 200
FEMSA Comercio                 20.9         18.7       57.2        44.3          4.6        + 80
FEMSA Empaques                 10.7          0.3       17.8         5.0         15.2        + 70
========================== ============ ========== =========== =========== ============ ============
               * Before Management Fees where applicable
               ** Operating Margin is the ratio of Operating Income to Total Revenues


Jose Antonio Fernandez, Chairman and Chief Executive Officer of FEMSA commented, "During the year 2002 we delivered solid results in spite of a challenging business climate, as the expected economic recovery failed to materialize in Mexico as well as abroad. We made considerable progress on our strategic goals, and achieved record levels of profitability for the year, expanding our operating margin to 17.9% of total revenues, and our EBITDA margin to 25.7% of total revenues. Furthermore, we continued to strengthen our beverage model by pursuing attractive avenues of growth in our core operations. As most of you know, we are now in the process of completing Coca-Cola FEMSA's acquisition of Panamco. The integration phase is already in progress, and we should be in a position to quickly begin implementing the new strategic business plan upon closing. We expect the transaction to provide FEMSA with access to a truly continental platform, which we will seek to leverage fully. We are convinced that the potential for growth that this transaction brings to our company, clearly outweighs the challenges that we may encounter."

              AUDITED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND
                FULL YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE
              FOURTH QUARTER AND FULL YEAR ENDED DECEMBER 31, 2001

FEMSA Consolidated

Total Revenues

During the fourth quarter of 2002, our consolidated total revenues increased by 6.7% to Ps. 13.615 billion. For the full year, our consolidated total revenues increased by 5.7% to Ps. 52.941 billion. Our retail subsidiary, FEMSA Comercio, contributed significantly to the quarter's revenue growth with the opening of 216 net new Oxxo stores, while Coca-Cola FEMSA continued to drive top-line growth with very solid volume increases and stable pricing. FEMSA Empaques capitalized on the improving trends in demand for its main product lines and posted strong revenue growth in the fourth quarter. On the other hand, FEMSA Cerveza continued to face weak demand across its markets during the quarter and posted a revenue decline of 1.0%.

Income from Operations

During the fourth quarter of 2002, our consolidated operating expenses (including goodwill amortization and management fees paid to Labatt Brewing Company Limited ("Labatt")) increased by 1.1% to Ps. 4.325 billion. As a percentage of total revenues, consolidated operating expenses declined by 170 basis points to 31.8%, resulting from continued cost efficiency initiatives in all our subsidiaries. Our consolidated income from operations after participation in the results of affiliated companies increased by 10.3% to Ps.
2.443 billion, and our consolidated operating margin expanded by 50 basis points to 17.9% of consolidated total revenues.

For the full year, our consolidated operating expenses (including goodwill amortization and management fees paid to Labatt) increased by 2.7% to Ps. 17.170 billion. FEMSA Comercio's aggressive expansion in number of stores is largely responsible for the growth in operating expenses, as our beverage subsidiaries succeeded in reducing their operating expenses during the year. As a percentage of total revenues, consolidated operating expenses decreased by 100 basis points to 32.4%. Consolidated income from operations after participation in the results of affiliated companies, increased by 11.2% to Ps. 9.491 billion, driven by increases in profitability at all our operating units, in particular at Coca-Cola FEMSA and FEMSA Comercio. Our consolidated operating margin increased by 90 basis points to 17.9% of consolidated total revenues.


Net Interest Expense

During the fourth quarter of 2002, consolidated net financial expense increased by 4.2% to Ps. 123 million. This increase relative to the fourth quarter of 2001 reflects the net effect of (i) a 19.9% increase in interest expense reflecting higher average liabilities and the effect of the quarter's depreciation of the peso against the dollar on our net dollar liabilities, partially compensated by lower average interest rates, and (ii) a 37.9% increase in interest income reflecting a significantly higher average cash position, which in turn generated lower relative income from marginally lower interest rates in pesos.

For the full year, consolidated net financial expense decreased by 2.5% to Ps. 460 million. Consolidated interest expense decreased by 4.4% to Ps. 906 million compared to 2001, mainly attributable to lower average real rates for our liabilities, although our average gross liabilities increased by 3.4% in 2002 and the dollar portion was subsequently affected by the devaluation of the peso against the dollar that occurred later in the year. This was partially compensated by the reduction in consolidated interest income, which decreased by 6.3% to Ps. 446 million reflecting the net effect of lower interest rates earned on our investments relative to the year 2001 and a larger average cash position in pesos.

Foreign Exchange Variation, Result on Monetary Position and Other Expenses

Argentine Goodwill Impairment. Considering the continued deterioration and uncertainty in the Argentine economic conditions, we decided to take a more conservative approach in the valuation of the goodwill related to our investments in that country. Therefore, in the third quarter we wrote down A$ 139 million (US$ 37 million) related to the acquisition of the territories of Coca-Cola FEMSA de Buenos Aires ("KOFBA"). In view of the prevailing volatility of the Argentine currency, we also decided to take a conservative approach and stop considering our investment in KOFBA as a hedge for the dollar-denominated liabilities incurred in connection to this acquisition, thereby affecting the integral cost of financing for 2002 in the foreign exchange and monetary position calculations. These adjustments were non-cash.

Foreign Exchange. For the fourth quarter of 2002, we recorded a consolidated foreign exchange loss of Ps. 41 million compared to a foreign exchange gain of Ps. 219 million recorded in the comparable quarter of 2001. Though our average net dollar liabilities were significantly reduced, the devaluation of Ps. 22 cents that occurred in the fourth quarter of 2002 produced a foreign exchange loss, compared to an appreciation of Ps. 33 cents in the fourth quarter of 2001.

For the year 2002, we recorded a consolidated foreign exchange loss of Ps. 325 million compared to a foreign exchange gain of Ps. 230 million for the year 2001, primarily reflecting the effect of the depreciation of the Peso against the U.S. dollar, which totaled Ps. 1.28 per dollar in the year, on our net dollar liabilities in Mexico. This compares to an appreciation of Ps. 43 cents on higher net dollar liabilities observed in 2001. On the other hand, the depreciation of the Argentine Peso against the U.S. dollar on our net dollar assets in Argentina had a positive effect on the foreign exchange variation during 2002.

Monetary Position. For the fourth quarter of 2002, the loss on monetary position amounted to Ps. 29 million, primarily related to our net asset position in Mexico and an increase of 50 basis points in Mexican inflation during the quarter, compared to the same period of 2001.

The gain on monetary position for the year 2002 amounted to Ps. 389 million, compared to a loss of Ps. 40 million in 2001. This gain was mainly generated as a result of the inflation rate for the twelve months in Argentina over the debt incurred in connection with the acquisition of Coca-Cola FEMSA Buenos Aires. The Argentine inflation rate for 2002 was 41.2%.

Other Expenses. Our consolidated other expense for the fourth quarter of 2002 amounted to Ps. 171 million, consisting mainly of severance payments, asset write-offs, and losses on the sale of assets. Our consolidated other expense for the year 2002 amounted to Ps. 858 million, including a non-deductible impairment of a portion of the goodwill on our investments in Argentina representing Ps. 402 million charged in the third quarter, plus severance payments and asset write-offs.

Taxes

For the fourth quarter of 2002, we recognized consolidated income tax, tax on assets and employee profit sharing expense ("taxes") of Ps. 862 million, an increase of 97.3% relative to the fourth quarter of 2001. The main reasons for such a difference are (i) a tough comparison versus the fourth quarter of last year, when we had a one-time benefit from a reduction in the tax rate as provided by a new law, and (ii) a large provision for employee profit sharing during the fourth quarter of 2002.

For the year 2002, our taxes amounted to Ps. 3.624 billion, an increase of 23.1% relative to the year 2001. Our average tax rate, excluding the one time charge related to the impairment of the goodwill of our Argentine operations, was 41.9%.

Net Income

During the fourth quarter of 2002, our consolidated net income decreased by 28.3% to Ps. 1.217 million from Ps. 1.698 billion in the fourth quarter of 2001. The non-operating charges that impacted this result as described above were mainly (i) a foreign exchange loss of Ps. 41 million compared to a gain of Ps. 219 million obtained in the fourth quarter of 2001, and (ii) an increase of 97.3% in income tax, tax on assets and employee profit sharing expenses.

For the year 2002 our consolidated net income decreased by 7.4% to Ps. 4.613 billion from Ps. 4.980 billion in the same period of 2001. The increase of 11.2% in our consolidated income from operations was more than offset by adverse non-operating charges consisting mainly of (i) an increase of 40.4% in our consolidated integral result of financing loss, (ii) a significant increase in non-deductible other expenses related primarily to the impairment of a portion of the goodwill in our Argentine investments, which occurred in the third quarter of 2002, and (iii) the effect of the fourth-quarter non-operating charges, as described above.

Consolidated Net Majority Income

Consolidated net majority income amounted to Ps. 725 million for the fourth quarter of 2002 compared with Ps. 1.183 million recorded in the fourth quarter of 2001. Consolidated net majority income amounted to Ps. 2.837 billion for the year 2002 compared with Ps. 3.393 billion recorded in the year 2001.

==================================================

                              Per FEMSA Unit(1)
                                    Pesos
4TH QTR                      2002         2001
--------------------------------------------------

Net Majority Income          0.684       1.117
--------------------------------------------------

EBITDA(2)                    3.269       2.991
==================================================

YEAR ENDED
December 31,
--------------------------------------------------

Net Majority Income          2.678       3.203
--------------------------------------------------

EBITDA(2)                   12.820      11.616
==================================================


(1) FEMSA Units consists of FEMSA UBD units and FEMSA UB units. Each FEMSA UBD unit is comprised of one Series B share, two Series D-B shares and two Series D-L shares. Each FEMSA UB unit is comprised of five series B shares. The number of FEMSA Units outstanding as of December 31, 2002 was 1,059,462,090, equivalent to the total number of shares of the Company outstanding as of December 31, 2002 divided by 5.

(2) EBITDA is calculated as income from operations plus depreciation and amortization plus non-cash charges. Please note that the U.S. Securities and Exchange Commission does not endorse the use of EBITDA. However, FEMSA's management has chosen to present EBITDA because it believes it is a useful measure.


Announcement: Change in Guidance Policy

FEMSA is changing its policy regarding guidance, and will no longer provide operating or financial targets for any of its operations going forward.

Federico Reyes, FEMSA's Chief Financial Officer, explained: "We believe the strategic direction of a company should be determined with a long-term horizon. We also believe that establishing short-term guidance may distract management teams from focusing on the strategic initiatives that will ultimately determine a corporation's ability to succeed in the long run.

"In addition, the integration of Panamco's territories and operations will require the focus of senior management and the entire Coca-Cola FEMSA organization. Considering the magnitude of the task at hand, it will be difficult for Coca-Cola FEMSA in particular and FEMSA in general to provide accurate short term guidance with respect to operating and financial metrics.

"We will continue to provide the market with perspective on the progress of strategic initiatives and other factors that may be critical to understanding our business and operating environment, and we will remain committed to offering timely and comprehensive disclosure of the highest quality. This way, we will measure our progress as we achieve it, instead of setting short-term forecasts and focusing on their attainment, to the potential detriment of the company's long-term strategy," concluded Mr. Reyes.


FEMSA Cerveza

Accounting Pronouncement: As mentioned in our second quarter 2002 press release, we are in compliance with EITF No. 01-09 recently issued by FASB, "Accounting for Consideration Given By a Vendor to a Customer or Reseller of the Vendor's Products". This consensus requires certain selling expenses incurred by FEMSA Cerveza to be reclassified as deductions from revenue. Amortizations that were previously classified as selling expenses in the amount of Ps. 176.9 million, Ps. 229.8 million, Ps. 224.7 million and Ps. 219.5 million, for the first, second, third and fourth quarters of 2001 respectively, were reclassified as a reduction in net sales in accordance with this EITF consensus. Correspondingly, during 2002 we reclassified Ps. 210.0 million, Ps. 248.7 million, Ps. 240.9 million and Ps. 231.6 million for the first, second, third and fourth quarters of 2002 respectively.

Total Revenues

For the fourth quarter of 2002, FEMSA Cerveza's total revenues amounted to Ps.
5.171 billion, a 1.0% decrease compared to the same period last year, resulting from a decline of 1.0% in total sales volume and a decline of 0.6% in total real revenue per hectoliter. Domestic sales volume fell by 1.3% to 5.534 million hectoliters, as demand dipped all across Mexico during the quarter reflecting the continued sluggishness in the economy. Export sales volume increased by 3.0%. Demand for beer in the United Stated slowed down slightly during the quarter, mainly due to consumption anomalies linked to the geopolitical climate and adverse weather in certain regions.

For the full year 2002, FEMSA Cerveza's total revenues increased by 0.5% to Ps.
20.815 billion, reflecting a 0.2% decrease in total sales volume and a 0.6% increase in the total real revenue per hectoliter. Domestic volume declined by 0.7%, as FEMSA Cerveza continued to experience an adverse effect caused by the deterioration in disposable income in the northern region of Mexico, where it has a higher market presence. Employment in the manufacturing and retail industries in the north declined approximately 4.6% in 2002, compared to an estimated decline of 0.3% and 0.4% in the center and southern regions, respectively. Concurrently, our sales volumes in the north declined 2.9%, while those in the rest of the country grew by approximately 1.9%. Pricing in the domestic market increased by 0.9% in real terms, attributable mostly to the price increase implemented in the first quarter. Export volume increased by 6.1% to 1.955 million hectoliters, which now represent 8.2% of total sales volume.

In 2002 FEMSA Cerveza made strides in the development of its business model, most notably in the implementation of advanced tools to access the marketplace, but also in the transformation of cultural aspects of the organization that are conducive to the development of key competencies. Through the year domestic volume under presale was brought to 75.4%, while approximately 30,000 specialized coolers were installed across the country, and successful negotiations with third party distributors were conducted in an effort to make our primary distribution network more efficient. FEMSA Cerveza's marketing organization increased its brand visibility effort with innovative and cost-efficient propositions, and further developed the breadth and depth of its market research and analysis capabilities. Our Sol brand was supported throughout the year with the "Tomando Sol" image campaign and the soccer sponsorships, yielding excellent brand health and volume growth indicators. And in the context of the company-wide transformation, significant progress was made in the design and configuration of the process-driven enterprise resource planning ("ERP") platform, which is currently conducting its first full-fledged trials in preparation for the national rollout throughout 2003 and 2004.

Income from Operations

During the fourth quarter of 2002, FEMSA Cerveza's gross income decreased by 2.4% compared to the fourth quarter of 2001, as a result of a slight increase in the cost of goods sold reflecting (i) the depreciation of the peso against the dollar on dollar-denominated variable costs, and (ii) tougher comparables as the headcount rationalization began in the fourth quarter of 2001. The gross margin contracted 50 basis points to 57.2% sales. Administrative expenses decreased by 1.1% to Ps. 522.6 million during the period, due to the continued expense containment practices across the organization, and remained constant as a percentage of total revenues at 10.1%. Selling expenses decreased by 2.0% to Ps.
1.474 billion, approximately in line with the contraction in domestic sales. Participation in affiliated companies resulted in a gain of Ps. 58.2 million for the quarter. FEMSA Cerveza's income from operations, after participation in the results of affiliated companies and before deduction of management fees paid to FEMSA and to Labatt, decreased by 1.2% to Ps. 983.4 billion compared to the fourth quarter of 2001, yielding an operating margin before deduction of management fees identical to last year's quarter, at 19.0% of total revenues.

For the year 2002, FEMSA Cerveza's income from operations increased by 5.3% to Ps. 3.938 billion. Operating margin before management fees increased by 80 basis points to 18.9% of total revenues. This increase was driven by improvements at the gross margin level and the successful containment of operating expenses.

Gross margin expanded by 30 basis points to 57.6% of sales, reflecting important enhancements in manufacturing productivity and savings in the plant-to-warehouse logistics. Operating expenses as a percentage of total revenues decreased 40 basis points to 38.6%.

Recent Events
As of January 1, 2003, FEMSA's 70%-owned subsidiary Logistica CCM has been integrated back into FEMSA Cerveza. FEMSA Cerveza was Logistica CCM's only client, and both companies shared identical ownership. It was determined that this move would make FEMSA Cerveza more comparable with the rest of the beer industry. The financial statements of FEMSA Cerveza will reflect the effects of this change starting in fiscal 2003. We expect the net effect to be a small improvement in FEMSA Cerveza's operating margin.



Coca-Cola FEMSA

Total revenues increased 4.8% in the fourth quarter of 2002, as Coca-Cola FEMSA achieved solid volume performance in its Mexican territories (5.5% growth, including KIN light) and the first quarterly volume recovery in its Argentine operation in five quarters (3.0% growth). Boosted by increases in the cola and still water categories, as well as by a shift in the presentation mix towards the higher-priced one-way packages, total revenues in the combined Mexican operations grew by 4.6%. The recently introduced 5-liter jug presentation of Ciel has enjoyed great success in the Valley of Mexico, already representing a significant portion of the water portfolio of Coca-Cola FEMSA. For the year 2002, revenues in our Mexican territories grew by 6.7%, with increases of 5.6% in sales volume and of 1.1% in average revenue per unit case.

For the first time in twelve months Coca-Cola FEMSA Buenos Aires's operation achieved revenue growth, mainly as a result of its successful strategy to increase returnable presentations as a percentage of the package mix. These presentations, which feature the new 1.25-liter returnable glass bottles of Coca-Cola and Sprite, have jumped from 5.8% of the mix to 12.4% during the year 2002. Revenues in Buenos Aires grew by 7.6% in the fourth quarter of 2002, resulting from increases of 3.0% in volume and of 4.1% in average price per unit case. For the year 2002, revenues in Argentina decreased 8.2%, with an accumulated decline in volumes of 11.0%. We believe that the damage containment executed in Argentina was quite successful and it highlights Coca-Cola FEMSA's ability to design and implement profitable marketing strategies in extremely depressed markets.

Coca-Cola FEMSA's consolidated operating income grew 12.5% in the fourth quarter and 14.6% in the year 2002. This outcome primarily reflects the absolute reduction in selling expenses in Mexico and the fact that consolidated administrative costs have remained virtually flat as a percentage of revenues throughout the year. The operating margin expanded by 180 basis points in the quarter and by 200 basis points in the full year 2002.


Recent Events
On December 23, 2002, Coca-Cola FEMSA entered into an agreement to acquire Panamerican Beverages, Inc (NYSE: PB, "Panamco"). The acquisition is expected to close during the second quarter of 2003, subject to the satisfaction or waiver of certain conditions. For more information on the transaction, please visit FEMSA's investor relations website at http://ir.femsa.com.

Coca-Cola FEMSA's financial results and discussion are incorporated by reference from Coca-Cola FEMSA's press release attached to this press release. Please note that the figures expressed in this report do not integrate any operation from Panamco and its bottling franchises nor any financing considerations related to the acquisition transaction. The acquisition of Panamco by Coca-Cola FEMSA has not yet closed.

FEMSA Comercio

During the fourth quarter of 2002, FEMSA Comercio added 216 net new Oxxo stores, thus ending the year with 2,216 total stores. This accomplishment reflects our intent to penetrate the convenience segment of our markets as quickly as possible, by securing the best available store locations. In parallel, we have consistently searched for ways to improve our value proposition to our customers, testing attractive enhancements to our stores such as automatic coffee machines, larger and better-equipped fast-food areas and open fridges, as well as by offering a reliable payment center where our customers can pay in one stop, most home utilities.

For the fourth quarter of 2002, FEMSA Comercio's total revenues increased by 20.9% as a result of the increase in selling space. Same store sales, however, declined by 1.9% in the quarter, as a moderate recovery in some northern markets was offset by a deterioration of the retail climate in the center and southeast markets. FEMSA Comercio's gross margin expanded by 190 basis points mainly as a result of successful category management and our growing ability to work jointly with our supplier partners to design differentiated assortment, pricing and promotions. This way, we are able to develop programs on a city-by-city basis, or on a seasonal basis, allowing our supplier partners to benefit from revenue management by working with us. Again, higher absorption of fixed costs and more efficient use of distribution centers yielded a remarkable growth in operating income of 57.2%, which represents an operating margin expansion of 110 basis points to 4.5% of total revenues in the quarter.

For the full year 2002, FEMSA Comercio's total revenues increased by 18.7% as a result of the aggressive expansion of the Oxxo Convenience Store Chain, which added 437 net new stores during the year. Average same store sales, however, declined by 1.6% compared to 2001, reflecting mainly the lackluster performance of key border town markets where there is a heavy Oxxo presence. Nevertheless, FEMSA Comercio's operating income increased by 44.3% in 2002. The operating margin before management fees paid to FEMSA increased by 80 basis points to 4.6% of total revenues.



FEMSA Empaques

FEMSA Empaques closed the year strongly with a surge in demand in beverage cans and glass bottles coupled with the favorable effect of the weaker peso on its dollar revenues. The ensuing increase in capacity utilization has resulted in operating margin expansion as fixed costs are absorbed over larger volumes. On the other hand, during the year FEMSA Empaques saw a declining trend in the price of its main products, which has been partly offset by declining prices of its raw materials.

For the fourth quarter of 2002, FEMSA Empaques observed an increase in revenues of 10.7%, driven primarily by volume growth of 14.2% and 16.9% in the glass bottle and beverage can units, respectively. The glass bottle operation increased its supply of bottles to FEMSA Cerveza, albeit at the reduction of third party clients. Sales to Coca-Cola FEMSA lapped the rollout of the 8-oz Coca-Cola bottle one year ago, but still exceeded the volumes purchased in the fourth quarter of 2001. Sales of beverage cans also increased following increases in demand from FEMSA Cerveza, particularly in connection with the growing sales of the 16-oz can. Overall, FEMSA Empaques benefited from a reduced payroll (including central office overhead) and higher productivity indicators in the manufacturing lines. Operating income before management fees increased by 17.8%, representing an operating margin expansion of 80 basis points to 13.4% of total revenues for the fourth quarter.

For the year 2002, FEMSA Empaques' total revenues grew by 0.3%, and operating income increased by 5.0%. As a result, FEMSA Empaques' operating margin before management fees paid to FEMSA increased by 70 basis points to 15.2% of total revenues for the year. The recovery in profitability is partly related to the depreciation of the peso against the dollar during the second half of the year, which reduced the relative weight of the peso-denominated cost structure in the metallic product units. In addition, virtually all of FEMSA Empaques' operations have observed increases in productivity linked to the implementation of ERP systems across all productive processes, which have also permitted reductions of personnel.

Set forth below is certain audited financial information for FEMSA for the fourth quarter and full year ended December 31, 2002, compared to the fourth quarter and full year ended December 31, 2001. We are a holding company whose principal activities are grouped under the following subholding companies (the "Subholding Companies") and carried out by their respective operating subsidiaries: FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza"), which engages in the production, distribution and marketing of beer; Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA"), which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Empaques, S.A. de C.V. ("FEMSA Empaques"), which engages in the production and distribution of packaging materials; and FEMSA Comercio, S.A. de C.V. ("FEMSA Comercio"), which engages in the operation of convenience stores.

All of the figures in this report have been restated in constant Mexican pesos ("Pesos" or "Ps.") with purchasing power as of December 31, 2002 and were prepared in accordance with Mexican Generally Accepted Accounting Principles ("Mexican GAAP"). As a result, all percentage changes are expressed in real terms. The restatement was determined as follows:

- For the results of the Mexican operations, using factors derived from the Mexican National Consumer Price Index ("NCPI"). To restate December 2001 pesos to December 2002 pesos, we applied an inflation factor of 1.0570 and to restate September 2002 pesos to December 2002 pesos, we applied a 1.0169 inflation factor.

- For the results of the Buenos Aires operations, using factors derived from the Argentine National Consumer Price Index. To restate December 2001 to December 2002 Argentine Pesos, we applied an inflation factor of 1.4122 and to restate September 2002 Argentine Pesos to December 2002 Argentine Pesos we applied a 1.0101 inflation factor; to convert constant Argentine Pesos into Pesos, we used the December 31, 2002 exchange rate of Ps. 3.1036 per Argentine Peso.




This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.


IMPORTANT NOTICES:

We invite you to register in our Investor Relations Site located at http://ir.femsa.com to receive notification of all of our press releases, earnings releases and IR Events automatically through our e-mail alert service.

Please contact FEMSA's Investor Relations officers if you wish to have your name added or removed from this distribution list or to receive this press release through a specific medium only.


       Four pages of tables and Coca-Cola FEMSA's press release to follow


                                 OPERATING DATA
            For the three months and twelve months ended December 31:

FEMSA Cerveza
-------------------

(Thousand             For the IV quarter of:      For the twelve months of
 hectoliters)
                   ----------------------------------------------------------
                       2002     2001    %Var       2002    2001     %Var
-----------------------------------------------------------------------------
Domestic              5,534    5,608       (1.3) 21,856  22,018         (0.7)
Exports                 407      395        3.0   1,955   1,843          6.1
-----------------------------------------------------------------------------
Total Volume          5,941    6,003       (1.0) 23,811  23,861         (0.2)
-----------------------------------------------------------------------------

Presentation Mix      For the IV quarter of:      For the twelve months of
 (%)
                   ----------------------------------------------------------
                       2002     2001  Var p.p.     2002    2001   Var p.p.
-----------------------------------------------------------------------------
Returnable             69.0     71.7       (2.7)   69.5    71.8         (2.3)
Non Returnable          8.6      7.3        1.3     8.0     7.0          1.0
Cans                   22.4     21.0        1.4    22.5    21.2          1.3
-----------------------------------------------------------------------------
Total volume          100.0    100.0          -   100.0   100.0            -
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
Exports   Millions
 revenues: Ps.        271.9    252.4        7.7 1,275.9 1,230.0          3.7
          US
           Millions    26.4     25.8        2.3   127.4   122.8          3.7
=============================================================================


Coca-Cola FEMSA
-------------------
Sales Volumes
(Millions of Unit     For the IV quarter of:      For the twelve months of
 Cases)
                   ----------------------------------------------------------
                       2002     2001    %Var       2002    2001     %Var
-----------------------------------------------------------------------------
Valley of Mexico       96.8     92.0        5.2   378.3   356.3          6.2
Southeast              32.3     30.4        6.3   126.4   121.6          3.9
-----------------------------------------------------------------------------
Mexico                129.1    122.4        5.5   504.7   477.9          5.6
Buenos Aires           35.9     34.8        3.0   115.6   129.9        (11.0)
-----------------------------------------------------------------------------
Total                 165.0    157.2        4.9   620.3   607.8          2.1
=============================================================================

Presentation Mix
 (%)
                             ------------------------------------
(Returnable/Non-Returnable)      2002     2001     2002     2001
-----------------------------------------------------------------
Valley of Mexico                30/70    37/63    34/66    39/61
Southeast                       44/56    42/58    44/56    45/55
-----------------------------------------------------------------
Valley of Mexico                34/66    38/62    36/64    41/59
Buenos Aires                    19/81     4/96    12/88     6/94
-----------------------------------------------------------------
Total                           30/70    31/69    32/68    33/67
=================================================================

FEMSA Empaque
-------------------
Total Sales Volume
(Millions of           For the IV quarter of:      For the twelve months of
 pieces)
                   ----------------------------------------------------------
                        2002     2001    %Var        2002     2001    %Var
-----------------------------------------------------------------------------
Cans                     784      671       16.9    3,000    2,808       6.8
Crown caps             3,307    3,354       (1.4)  14,287   14,028       1.8
Glass Bottles            298      261       14.2    1,053      972       8.3
-----------------------------------------------------------------------------
Export    Cans
 volumes:                147       52      185.7      432      217      99.0
          Crown
           caps        1,793    1,748        2.6    7,866    7,154      10.0
-----------------------------------------------------------------------------
Exports   Millions
 revenues: Ps.         207.7    145.8       42.5    720.4    642.1      12.2
          US
           Millions     20.2     14.9       35.6     71.7     63.8      12.4
=============================================================================


Percentage of sales revenue by client category:
by client category:    For the IV quarter of:      For the twelve months of
                   ----------------------------------------------------------
                        2002     2001  Var p.p.      2002     2001  Var p.p.
-----------------------------------------------------------------------------
Intercompany sales      54.2     57.8       (3.6)    58.3     56.4       1.9
-----------------------------------------------------------------------------
    FEMSA Cerveza       37.3     40.1       (2.8)    40.9     43.5      (2.6)
    Coca-Cola FEMSA     16.9     17.7       (0.8)    17.4     12.9       4.5
-----------------------------------------------------------------------------
Third-party sales       45.8     42.2        3.6     41.7     43.6      (1.9)
-----------------------------------------------------------------------------
    Domestic            33.3     33.1        0.2     30.6     34.1      (3.5)
    Export              12.5      9.1        3.4     11.1      9.5       1.6
-----------------------------------------------------------------------------
Total                  100.0    100.0               100.0    100.0
=============================================================================




FEMSA Comercio
-------------------
                       For the IV quarter of:      For the twelve months of
                   ----------------------------------------------------------
                        2002     2001    %Var        2002     2001    %Var
-----------------------------------------------------------------------------
Total stores                                        2,216    1,779      24.6
New stores               216      103      109.7      437      328      33.2
Comparative same stores: (1)
   Average monthly sales
     (Ths. Ps.) (2)    541.5    551.8       (1.9)   554.1    563.0      (1.6)
=============================================================================

(1)  Stores with more than 18 months of operations.

(2)  Based on comparative same stores in each period.


                                Income Statement
                           For the fourth quarter of:
                 Millions of year end pesos of December 31, 2002

                                       FEMSA            Coca-Cola            FEMSA
                                      Cerveza             FEMSA            Empaques
                                ---------------------------------------------------------
                                    2002      2001    2002       2001    2002       2001
-----------------------------------------------------------------------------------------
Net sales                        5,104.2   5,190.8 4,478.5    4,268.4 1,707.5    1,544.1
Other revenues                      66.9      34.6    28.8       30.9     5.2        2.8
-----------------------------------------------------------------------------------------
Total revenues                   5,171.1   5,225.4 4,507.3    4,299.3 1,712.7    1,546.9
Cost of good sold                2,249.3   2,232.7 2,127.0    1,938.3 1,313.6    1,220.7
-----------------------------------------------------------------------------------------
Gross margin                     2,921.8   2,992.7 2,380.3    2,361.0   399.1      326.2
-----------------------------------------------------------------------------------------
Administrative expenses            522.6     528.3   366.6      333.8    53.9       40.0
Sales expenses                   1,474.0   1,504.7   836.4      960.6   115.2       91.0
Management fee paid to Labatt        0.0       0.0     0.0        0.0     0.0        0.0
Goodwill amortization                0.0       0.0     5.1       24.2     0.0        0.0
-----------------------------------------------------------------------------------------
Operating expenses               1,996.6   2,033.0 1,208.1    1,318.6   169.1      131.0
-----------------------------------------------------------------------------------------
Operating income                   925.2     959.7 1,172.2    1,042.4   230.0      195.2
Participation in affiliated
 companies                          58.2      35.3     0.0        0.0     0.0        0.0
-----------------------------------------------------------------------------------------
Comparable EBIT                    983.4     995.0 1,172.2    1,042.4   230.0      195.2
Management fee                      96.6     105.5     0.0        0.0    26.0       23.1
-----------------------------------------------------------------------------------------
Total EBIT                         886.8     889.5 1,172.2    1,042.4   204.0      172.1
Depreciation                       265.2     229.9   116.5      151.4    83.8       57.7
Other non-cash charges             394.3     286.4    95.0      106.0    28.9       22.8
-----------------------------------------------------------------------------------------
EBITDA                           1,546.3   1,405.8 1,383.7    1,299.8   316.7      252.6
-----------------------------------------------------------------------------------------

Comparable
-----------------------------------------------------------------------------------------
EBIT/Revenues                       19.0      19.0    26.0       24.2    13.4       12.6
-----------------------------------------------------------------------------------------
EBITDA/Revenues                     31.8      28.9    30.7       30.2    20.0       17.8
-----------------------------------------------------------------------------------------

Total
-----------------------------------------------------------------------------------------
EBIT/Revenues                       17.1      17.0    26.0       24.2    11.9       11.1
-----------------------------------------------------------------------------------------
EBITDA/Revenues                     29.9      26.9    30.7       30.2    18.5       16.3
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Capital Expenditures                 894       874     557        310     106         24
-----------------------------------------------------------------------------------------


                                       FEMSA              FEMSA              FEMSA
                                     Comercio*          Logistica         Consolidado
                                ---------------------------------------------------------
                                   2002       2001  2002         2001     2002      2001
-----------------------------------------------------------------------------------------
Net sales                       3,400.8    2,812.2 347.4        375.5 13,554.0  12,720.0
Other revenues                      0.0        0.2  (0.5)         2.1     61.0      36.0
-----------------------------------------------------------------------------------------
Total revenues                  3,400.8    2,812.4 346.9        377.6 13,615.0  12,756.0
Cost of good sold               2,446.3    2,076.0 303.3        333.8  6,905.0   6,298.0
-----------------------------------------------------------------------------------------
Gross margin                      954.5      736.4  43.6         43.8  6,710.0   6,458.0
-----------------------------------------------------------------------------------------
Administrative expenses            76.8       57.2  14.3         31.9  1,132.9   1,083.2
Sales expenses                    725.4      582.3   0.0          0.0  3,158.0   3,140.0
Management fee paid to Labatt       0.0        0.0   0.0          0.0     29.0      31.7
Goodwill amortization               0.0        0.0   0.0          0.0      5.1      24.2
-----------------------------------------------------------------------------------------
Operating expenses                802.2      639.5  14.3         31.9  4,325.0   4,279.0
-----------------------------------------------------------------------------------------
Operating income                  152.3       96.9  29.3         11.9  2,385.0   2,179.0
Participation in affiliated
 companies                          0.0        0.0   0.0          0.0     58.0      36.0
-----------------------------------------------------------------------------------------
Comparable EBIT                   152.3       96.9  29.3         11.9  2,443.0   2,215.0
Management fee                     26.2       48.5   0.0          0.0      0.0       0.0
-----------------------------------------------------------------------------------------
Total EBIT                        126.1       48.4  29.3         11.9  2,443.0   2,215.0
Depreciation                       26.4       22.8   8.0          9.3    496.1     469.7
Other non-cash charges             22.1       26.4   1.1          1.3    524.5     483.7
-----------------------------------------------------------------------------------------
EBITDA                            174.6       97.6  38.4         22.5  3,463.6   3,168.4
-----------------------------------------------------------------------------------------

Comparable
-----------------------------------------------------------------------------------------
EBIT/Revenues                       4.5        3.4   8.4          3.2     17.9      17.4
-----------------------------------------------------------------------------------------
EBITDA/Revenues                     5.9        5.2  11.1          6.0     25.4      24.8
-----------------------------------------------------------------------------------------

Total
-----------------------------------------------------------------------------------------
EBIT/Revenues                       3.7        1.7   8.4          3.2     17.9      17.4
-----------------------------------------------------------------------------------------
EBITDA/Revenues                     5.1        3.5  11.1          6.0     25.4      24.8
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Capital Expenditures                123        485   225           10    1,867     1,696
-----------------------------------------------------------------------------------------


                                Income Statement
                            For the twelve months of
                Millions of year end pesos of December 31, 2002



                                ----------------------------------------------------------
                                       FEMSA            Coca-Cola            FEMSA
                                      Cerveza             FEMSA             Empaques
                                ----------------------------------------------------------
                                    2002      2001     2002      2001       2002     2001
------------------------------------------------------------------------------------------
Net sales                       20,631.9  20,550.7 17,491.6  16,612.3    6,581.2  6,569.0
Other revenues                     182.7     152.1    128.5     117.2       18.0      7.7
------------------------------------------------------------------------------------------
Total revenues                  20,814.6  20,702.8 17,620.1  16,729.5    6,599.2  6,576.7
Cost of good sold                8,926.4   8,926.7  8,130.1   7,737.8    4,994.3  5,056.5
------------------------------------------------------------------------------------------
Gross margin                    11,888.2  11,776.1  9,490.0   8,991.7    1,604.9  1,520.2
------------------------------------------------------------------------------------------
Administrative expenses          2,175.0   2,190.2  1,396.7   1,287.2      185.8    176.1
Sales expenses                   5,859.7   5,879.1  3,616.0   3,730.9      414.5    387.4
Management fee paid to Labatt        0.0       0.0      0.0       0.0        0.0      0.0
Goodwill amortization                0.0       0.0     37.3     100.7        0.0      0.0
------------------------------------------------------------------------------------------
Operating expenses               8,034.7   8,069.3  5,050.0   5,118.8      600.3    563.5
------------------------------------------------------------------------------------------
Operating income                 3,853.5   3,706.8  4,440.0   3,872.9    1,004.6    956.7
Participation in affiliated
 companies                          84.1      32.7      0.0       0.0        0.0      0.0
------------------------------------------------------------------------------------------
Comparable EBIT                  3,937.6   3,739.5  4,440.0   3,872.9    1,004.6    956.7
Management fee                     391.8     413.1      0.0       0.0       99.3    101.3
------------------------------------------------------------------------------------------
Total EBIT                       3,545.8   3,326.4  4,440.0   3,872.9      905.3    855.4
Depreciation                     1,113.6     990.3    520.9     594.6      262.2    244.8
Other non-cash charges           1,396.1   1,174.1    454.3     471.8       80.2     53.1
------------------------------------------------------------------------------------------
EBITDA                           6,055.5   5,490.8  5,415.2   4,939.3    1,247.7  1,153.3
------------------------------------------------------------------------------------------

Comparable
------------------------------------------------------------------------------------------
EBIT/Revenues                       18.9      18.1     25.2      23.2       15.2     14.5
------------------------------------------------------------------------------------------
EBITDA/Revenues                     31.0      28.5     30.7      29.5       20.4     19.1
------------------------------------------------------------------------------------------

Total
------------------------------------------------------------------------------------------
EBIT/Revenues                       17.0      16.1     25.2      23.2       13.7     13.0
------------------------------------------------------------------------------------------
EBITDA/Revenues                     29.1      26.5     30.7      29.5       18.9     17.5
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Capital Expenditures               3,166     3,533    1,341       956        245       91
------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------
Net debt millon dlls.                140       172     (286)     (162)       154      126
------------------------------------------------------------------------------------------




                                --------------------------------------------------------
                                      FEMSA              FEMSA              FEMSA
                                     Comercio          Logistica         Consolidado
                                --------------------------------------------------------
                                    2002     2001     2002      2001     2002      2001
----------------------------------------------------------------------------------------
Net sales                       12,739.5 10,730.6  1,454.8   1,532.1 52,746.0  49,952.0
Other revenues                       0.0      0.9      2.8       8.2    195.0     145.0
----------------------------------------------------------------------------------------
Total revenues                  12,739.5 10,731.5  1,457.6   1,540.3 52,941.0  50,097.0
Cost of good sold                9,366.5  7,976.3  1,249.2   1,329.1 26,364.0  24,871.0
----------------------------------------------------------------------------------------
Gross margin                     3,373.0  2,755.2    208.4     211.2 26,577.0  25,226.0
----------------------------------------------------------------------------------------
Administrative expenses            244.5    231.9     89.6     112.5  4,504.2   4,383.4
Sales expenses                   2,546.0  2,119.6      0.0       0.0 12,511.0  12,118.0
Management fee paid to Labatt        0.0      0.0      0.0       0.0    117.5     123.9
Goodwill amortization                0.0      0.0      0.0       0.0     37.3     100.7
----------------------------------------------------------------------------------------
Operating expenses               2,790.5  2,351.5     89.6     112.5 17,170.0  16,726.0
----------------------------------------------------------------------------------------
Operating income                   582.5    403.7    118.8      98.7  9,407.0   8,500.0
Participation in affiliated
 companies                           0.0      0.0      0.0       0.0     84.0      33.0
----------------------------------------------------------------------------------------
Comparable EBIT                    582.5    403.7    118.8      98.7  9,491.0   8,533.0
Management fee                      95.7    106.3      0.0       0.0      0.0       0.0
----------------------------------------------------------------------------------------
Total EBIT                         486.8    297.4    118.8      98.7  9,491.0   8,533.0
Depreciation                        89.9     80.8     32.6      36.5  2,025.5   1,958.8
Other non-cash charges              94.6     87.9      4.1       4.4  2,065.7   1,815.3
----------------------------------------------------------------------------------------
EBITDA                             671.3    466.1    155.5     139.6 13,582.2  12,307.1
----------------------------------------------------------------------------------------

Comparable
----------------------------------------------------------------------------------------
EBIT/Revenues                        4.6      3.8      8.2       6.4     17.9      17.0
----------------------------------------------------------------------------------------
EBITDA/Revenues                      6.0      5.3     10.7       9.1     25.7      24.6
----------------------------------------------------------------------------------------

Total
----------------------------------------------------------------------------------------
EBIT/Revenues                        3.8      2.8      8.2       6.4     17.9      17.0
----------------------------------------------------------------------------------------
EBITDA/Revenues                      5.3      4.3     10.7       9.1     25.7      24.6
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
Capital Expenditures                 824      615       12       117    5,533     5,314
----------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------
Net debt millon dlls.                 56       44       (6)       (4)     (72)      108
----------------------------------------------------------------------------------------


                          CONSOLIDATED INCOME STATEMENT
              For the three months and twelve months ended December 31,:

               (Expressed in Millions of Pesos as of December 31, 2002)

                             For the IV quarter of:       For the twelve months of
                          ------------------------------------------------------------
                              2002     2001        %Var  2002     2001            %Var
--------------------------------------------------------------------------------------
  Net sales                 13,554   12,720        6.6 52,746   49,952            5.6
  Other operating revenues      61       36       69.4    195      145           34.5
--------------------------------------------------------------------------------------
Total revenues              13,615   12,756        6.7 52,941   50,097            5.7
Cost of sales                6,905    6,298        9.6 26,364   24,871            6.0
--------------------------------------------------------------------------------------
Gross profit                 6,710    6,458        3.9 26,577   25,226            5.4
--------------------------------------------------------------------------------------
  Administrative expenses    1,167    1,139        2.5  4,659    4,608            1.1
  Selling expenses           3,158    3,140        0.6 12,511   12,118            3.2
--------------------------------------------------------------------------------------
Operating expenses           4,325    4,279        1.1 17,170   16,726            2.7
--------------------------------------------------------------------------------------
                             2,385    2,179        9.5  9,407    8,500           10.7
Participation in
 affiliated companies           58       36                84       33
--------------------------------------------------------------------------------------
Income from operations       2,443    2,215       10.3  9,491    8,533           11.2
--------------------------------------------------------------------------------------
      Interest expense        (265)    (221)      19.9   (906)    (948)          (4.4)
      Interest income          142      103       37.9    446      476           (6.3)
--------------------------------------------------------------------------------------
  Interest expense, net       (123)    (118)       4.2   (460)    (472)          (2.5)
  Foreign exchange (loss)                           N.S                           N.S.
   gain                        (41)     219              (325)     230
  Gain (loss) on monetary                                                         N.S.
   position                    (29)     (43)     (32.6)   389      (40)
--------------------------------------------------------------------------------------
Integral result of                                  N.S
 financing                    (193)      58              (396)    (282)          40.4
Other (expenses) incomes      (171)    (138)      23.9   (456)    (297)          53.5
Adjusment to the Goodwill
 value                           -        -          -   (402)       -          100.0
--------------------------------------------------------------------------------------
Income before taxes          2,079    2,135       (2.6) 8,237    7,954            3.6
Taxes                          862      437       97.3  3,624    2,945           23.1
Change in accounting
 principle                       -        -                 -      (29)
--------------------------------------------------------------------------------------
Net Income                   1,217    1,698      (28.3) 4,613    4,980           (7.4)
--------------------------------------------------------------------------------------
Net majority income            725    1,183      (38.7) 2,837    3,393          (16.4)
Net minority income            492      515       (4.5) 1,776    1,587           11.9
--------------------------------------------------------------------------------------

                                % Total Revenues              % Total Revenues
                          ------------------------------------------------------------
                              2002     2001  Var P.P.    2002     2001    Var P.P.
--------------------------------------------------------------------------------------
  Net sales                   99.6     99.7       (0.1)  99.6     99.7           (0.1)
  Other operating revenues     0.4      0.3        0.1    0.4      0.3            0.1
--------------------------------------------------------------------------------------
Total revenues               100.0    100.0          -  100.0    100.0              -
Cost of sales (1)             50.9     49.5        1.4   50.0     49.8            0.2
--------------------------------------------------------------------------------------
Gross profit (1)              49.5     50.8       (1.3)  50.4     50.5           (0.1)
--------------------------------------------------------------------------------------
  Administrative expenses      8.6      8.9       (0.3)   8.8      9.2           (0.4)
  Sales expenses              23.2     24.6       (1.4)  23.6     24.2           (0.6)
--------------------------------------------------------------------------------------
Operating expenses            31.8     33.5       (1.7)  32.4     33.4           (1.0)
--------------------------------------------------------------------------------------
                              17.5     17.1        0.4   17.8     17.0            0.8
Participation in
 affiliated companies          0.4      0.3        0.1    0.2      0.1            0.1
--------------------------------------------------------------------------------------
Income from operations        17.9     17.4        0.5   17.9     17.0            0.9
--------------------------------------------------------------------------------------
(1) % to Net sales

                                  BALANCE SHEET
                              As of December 31, :




                      ------------------------------
ASSETS                    2002       2001   % Var
----------------------------------------------------
Cash and cash
 equivalents            14,556      7,619      91.0
Accounts receivable      3,132      3,392      (7.7)
Inventories              4,867      4,413      10.3
Prepaid expenses           944        567      66.5
----------------------------------------------------
Total Current Assets    23,499     15,991      47.0
Property, plant and
 equipment, net         29,753     28,849       3.1
Deferred charges and
 other assets            6,752      6,296       7.2
----------------------------------------------------
TOTAL ASSETS            60,004     51,136      17.3
----------------------------------------------------

LIABILITIES & STOCKHOLDERS' EQUITY
----------------------------------------------------
Bank loans               3,127      1,198     161.0
Current maturities
 long term debt            876        367     138.7
Interest payable           152        162      (6.2)
Operating liabilities    7,639      6,979       9.5
----------------------------------------------------
Total Current
 Liabilities            11,794      8,706      35.5
Bank loans               9,803      7,117      37.7
Labor liabilities        1,072        800      34.0
Other liabilities        4,522      4,508       0.3
----------------------------------------------------
Total Liabilities       27,191     21,131      28.7
Total Stockholders'
 equity                 32,813     30,005       9.4
----------------------------------------------------
LIABILITIES &
 STOCKHOLDERS' EQUITY   60,004     51,136      17.3
----------------------------------------------------


Capital expenditures
----------------------------------------------------
Millions of pesos        5,533      5,314       4.1
Millions of dollars        529        579      (8.6)
----------------------------------------------------



FINANCIAL RATIOS                            Var P.P.
----------------------------------------------------
Liquidity                 1.99       1.84      0.15
Interest coverage (2)   (29.53)    (26.07)    (3.46)
Debt service coverage
 (3)                     (0.06)      0.08     (0.14)
Leverage                    83%        70%       13%
Capitalization              32%        23%        9%
----------------------------------------------------

(1)  % to Net sales

(2) Income from operations + depreciation + other non-cash charges / interest expense, net

(3)  Income from operations + depreciation + other non-cash charges / Net debt

FOR FURTHER INFORMATION:
Alfredo Fernandez / Julieta Naranjo
Investor Relations Department
Coca-Cola FEMSA, S.A. de C.V.
(52-555) 081-5120 / 5121 / 5148
afernandeze@kof.com.mx  / jnaranjo@kof.com.mx
----------------------    -------------------
WEBSITE: www.cocacola-femsa.com.mx
         -------------------------

                         COCA-COLA FEMSA Announces 14.6%
                        Operating Profit Growth for 2002

                                 FULL-YEAR 2002

- Consolidated unit case volume increased by 2.1% as a result of the 4.3% volume growth(1) in the Mexican operations, which offset the 11% decline in the Argentine territories.

- Consolidated operating income increased by 14.6% to Ps. 4,440.0 million, reaching a consolidated operating margin of 25.2%, an increase of 3.5 percentage points as compared to 2001. This improvement mainly resulted from the 15.5% operating income increase in the Mexican territories.

- Consolidated earnings before interest, tax, depreciation, and amortization ("EBITDA")(2) increased by 9.6% over 2001, reaching Ps. 5,415.2 million.

- Excluding one-time non-cash impairment charges(3) registered during third quarter of 2002, consolidated net income grew by 34.7% to Ps. 2,965.9 million, resulting in earnings per share ("EPS") of Ps. 2.081 (U.S.$1.99 per ADR).

                               FOURTH-QUARTER 2002

- Consolidated unit case volume increased by 4.9% as a result of 5.5% and 3.0% increases in sales volume in the Mexican and Buenos Aires operations, respectively.

- Consolidated operating income increased by 12.5% to Ps. 1,172.3 million, reaching a consolidated operating margin of 26.0%, an increase of 1.8 percentage points as compared to the fourth quarter of 2001, mainly supported by an operating income increase of 12.4% in Mexico and positive operating income of A$8.5 million in Buenos Aires.

- Consolidated EBITDA increased by 6.5% over the fourth quarter of 2001, reaching Ps. 1,383.8 million.

- Consolidated majority net income increased by 7.3% to Ps.738.5 million, resulting in an EPS of Ps.0.518 (US$0.496 per ADR).

Mexico City (February 19, 2003) - Coca-Cola FEMSA, S.A. de C.V. (NYSE: KOF) ("KOF" or the "Company"), one of the global Coca-Cola anchor bottlers and the largest Coca-Cola bottler in Mexico and Argentina, announced today its consolidated results for the year ended December 31, 2002.

"Thanks to our superior portfolio of existing and new Coca-Cola trademark beverages, our revenue management and packaging strategies, our effective marketplace execution, and our operating flexibility, our company's Mexican beverage sales volume eclipsed 500 million unit cases for the first time in our history.

--------

(1) Excluding powdered products. We distribute Coca-Cola Co. trademark powdered products under the Kin light brand, a diet flavored powder.

(2) Net income (loss) before deductions for interest, taxes, depreciation, amortization, and adjustments for other non-operating items. EBITDA is used by management as an additional indicator of operating performance and not as a replacement of measures such as cash flows from operating activities and operating income as defined and required by accounting principles generally accepted in the United States.

(30  See Argentina Goodwill Impairment, page 16.

Moreover, we increased our company's presence and preserved our profitability in Argentina, despite the tough economic environment", stated Carlos Salazar, Chief Executive Officer of the Company.

CONSOLIDATED RESULTS

During 2002,  our  consolidated  volume  totaled  620.3  million unit cases
(MUC)(4), a 2.1% improvement over 2001. Volume growth of 4.2% (excluding powdered products) in our Mexican operations offset the 11.0% decrease in sales volume in Argentina. Full-year 2002 consolidated operating income increased by 14.6% over 2001.

Consolidated EBITDA grew by 9.6%, reaching Ps. 5,415.2 million for the full year of 2002 as compared to 2001. EBITDA margin increased slightly to 30.7%, as compared to 30.2% in 2001. This increase occurred mainly as a result of the greater absorption of fixed costs generated by the volume growth during the year, the price increases implemented during the first quarter of 2002 in the Valley of Mexico and the 67% weighted average price increase implemented in Buenos Aires during the full year.

The integral cost of financing shifted from a loss of Ps. 143.3 million in 2001 to a gain of Ps. 501.2 million in 2002 due to two main factors. First, the impact of the depreciation of the Mexican peso against the U.S. dollar and the devaluation of the Argentine peso on our U.S. dollar-denominated cash positions in Mexico and Argentina, respectively, generated a foreign exchange gain that offset the impact of the devaluation of the Mexican peso against the U.S. dollar, as applied to the un-hedged U.S. dollar-denominated liabilities incurred in connection with the acquisition of Coca-Cola FEMSA de Buenos Aires ("KOFBA")(5). Second, the gain on monetary position, which amounted to Ps. 385.5 million, mainly generated by the inflation rate for the year 2002, as applied to our net monetary position in Mexico and Argentina.

Since July 2002, we discontinued using our investment in KOFBA as a hedge for the liabilities incurred in connection with this acquisition due to the fact that our current operations in Argentina do not represent a natural hedge of this liability, mainly due to the current exchange rate volatility and the elimination of the one-to-one parity of the Argentine peso against the U.S. dollar. The Audit Committee of our Board of Directors supported this determination.

Other expenses increased significantly, from Ps. 37.3 million in 2001 to Ps.
534.3 million in 2002, as a result of Ps. 401.8 million in goodwill impairment recognized during the third quarter of 2002.

Income tax, tax on assets and employee profit sharing increased from Ps. 1,461.1 million in 2001 to Ps. 1,842.9 million in 2002. The Company's consolidated effective income tax, tax on assets and employee profit sharing rate, excluding the one-time non-cash impairment charge, decreased from 39.6% in 2001 to 38.3% in 2002.

Excluding one-time non-cash impairment charges, consolidated net income increased by 34.7% to Ps. 2,965.9 million for full-year 2002, resulting in EPS of Ps. 2.081 (U.S.$1.99 per ADR) in 2002. Including these one-time non-cash impairment charges, consolidated net income increased by 16.4% to Ps. 2,564.0 million, resulting in EPS of Ps. 1.80 (U.S.$ 0.17 per ADR).

BALANCE SHEET

On December 31, 2002, Coca-Cola FEMSA recorded a cash balance of Ps. 6,171 million (U.S.$590.02 million) and total bank debt of Ps. 3,179 million (U.S.$303.9 million). As compared to December 31, 2001, this represents a Ps. 1,648 million (U.S.$157.6 million) increase in cash and cash equivalents.

--------

(4)  The unit case is equal to 24 eight-ounce servings.

(5) As of June 30, 2002, the total amount of U.S. dollar-denominated liabilities incurred in connection with the acquisition of KOFBA was approximately U.S.$300 million. According to Mexican GAAP, the investment in KOFBA was designated as a hedge. The total amount of the net investment in KOFBA was U.S.$118.1 million, and this is the maximum amount that should be considered as a hedge; as a result, the un-hedged liabilities were U.S.$181.5 million.

MEXICAN OPERATING RESULTS

Revenues
Revenues in the Mexican territories reached Ps. 16,198.5 million for 2002 and Ps. 4,066.2 million for the fourth quarter of 2002, an increase of 6.7% and 4.7%, respectively. Excluding powdered products, sales volume for the year reached 498.4 million unit cases, a 4.3% improvement over 2001. Fourth-quarter 2002 sales volume reached 129.1 MUC, an increase of 5.5% over fourth-quarter 2001.

The following chart sets forth sales volume and average unit price per case for the year 2002, as well as percentage growth over the year 2001 in our Mexican territories.

                                            Excluding Kin light                     Including Kin light
                                         -----------------------                 -----------------------
                                         Total             % Growth               Total             % Growth
                                         -----             --------               -----              -------
Sales Volume (MUC)...................    498.4                  4.3               504.7                 5.6
Avg. Unit Price................... Ps.   32.37                  2.3         Ps.   31.97                 1.1

During 2002, we promoted our Kin light powdered beverage brand in order to examine better this category's potential and to evaluate consumption patterns and price strategies. The volume of Kin light sold during the fourth quarter of 2002 was insignificant.

The 5.6% sales volume growth during 2002, including Kin light, in the Mexican territories was mainly the result of (i) the solid performance of Mundet, (ii) the 23.9 million unit cases sales volume reached by Ciel still and mineral water, an increase of 27.4% as compared to 2002, (iii) the launch of new products, such as Beat, Mickey Adventures and Nestea, and (iv) the continuous effort to increase the market presence of the rest of the Coca-Cola trademark beverages.

Gross Profit
Gross profit improved by 8.4% and 1.5% for full-year and fourth-quarter 2002, respectively. Consolidated cost of sales, as a percentage of net sales, decreased by 0.9 percentage points during 2002, due to the higher absorption of fixed costs.

Income from Operations
As a percentage of total sales, selling and administrative expenses decreased for both the full year and the fourth quarter of 2002 by 1.2 and 3.6 percentage points, respectively, as compared to 2001, reflecting an improvement in operations and the fact that administrative expenses remained flat as compared to 2001.

The combination of improved sales volume, lower cost of sales per unit case, and lower selling expenses, resulted in operating profit increases of 15.5% in 2002 and 12.4% in the fourth quarter of 2002, reaching an operating margin of 27.3% and 25.2% for full-year 2002 and fourth-quarter 2002, respectively.

EBITDA totaled Ps. 5,182.8 million (U.S.$495.5 million), a 10.3% increase over 2001. EBITDA margin rose from 30.4% in 2001 to 32.0% for full-year 2002. Fourth quarter 2002 EBITDA equaled Ps. 1,306.7 million (U.S.$124.9 million), an increase of 6.0% as compared to the same period of 2001.


ARGENTINE OPERATING RESULTS

Revenues
In 2002, total sales volume in our Buenos Aires territory decreased by 11% as compared to 2001. Despite the economic uncertainty in that region and our 15% sales volume decline during the first nine months of 2002. The successful introduction of our new 1.25 lt. glass returnable packaging for Coca-Cola, Sprite and Fanta drove our 3.0% volume growth during the fourth quarter of 2002 as compared to the same period in 2001.

Average real price per unit case in Argentine pesos increased by 2.1% during 2002 and by 4.1% for the fourth quarter of 2002, as a result of price increases implemented during the year that offset the effect of inflation and the lower prices per unit case generated by the shift to returnable packages. Although our sales volume declined by 11.0% during 2002, our net sales decreased by only 8.2% as a result of the price improvement.

Gross Profit
Gross Profit decreased by 28.6% and 8.4% for both the full year and the fourth quarter of 2002, respectively. These reductions were mainly due to lower sales volume, lower absorption of fixed costs, higher prices of raw materials, and a larger depreciation charge in Argentine pesos related to our foreign currency denominated assets.

Income from Operations
In Argentina, selling expenses decreased by 25.8% and 5.3% for the full year and the fourth quarter of 2002, respectively. As a percentage of net sales, for full-year and the fourth quarter 2002, selling expenses declined by 5.8 and 3.0 percentage points, as a result of lower marketing expenses, and headcount optimization combined with adjustments in salaries.

Administrative expenses in Argentina increased by 17.6% and 42.4% for the full year and fourth quarter of 2002, respectively, as a result of a higher depreciation charge in Argentine pesos related to our foreign currency-denominated assets and dollar-based leasing contracts for computer equipment.

Despite the adverse economic environment in Argentina and as a result of a well designed commercial strategy and cost optimization efforts, we achieved a positive operating profit of A$13.1 million during 2002, and A$8.5 for the fourth quarter of 2002. Full-year and fourth-quarter 2002 EBITDA totaled A$74.9 million and A$24.8 million, respectively, reaching a 17.1% margin for 2002, an increase of 1.0 percentage point as compared to 2001.

ARGENTINA GOODWILL IMPAIRMENT

Due to the uncertainty and the instability of the economic environment in Argentina during the third quarter of 2002, we wrote down A$129.5 million (U.S.$38.4 million) related to the goodwill generated by the acquisition of the territories served by KOFBA, our wholly owned subsidiary, as a one-time non-cash extraordinary event in our consolidated income statement. This non-cash impairment charge was recorded as a non-cash extraordinary event in our consolidated income statement.

Given the present economic situation in Argentina, we believe that the current net asset value of our foreign subsidiary (A$288.6 million, U.S.$85.6 million) is fairly valued and do not expect to recognize additional impairments in the future. Under Mexican GAAP, the remaining value of goodwill will continue to be amortized in the income statement. As a result, consolidated goodwill related to Argentina as of December 31, 2002, amounted to A$49.0 million.

RECENT DEVELOPMENTS

     On December 23, 2002, we entered into an agreement to acquire Panamerican Beverages, Inc (NYSE: PB). The acquisition is expected to close during the second quarter of 2003, subject to the satisfaction or waiver of certain conditions.

     During  the  first  months  of  2003,   we  launched  the   following   new
     products/packages in our Mexican territories:

          - 2.5 lt. PET returnable presentation for brand Coca-Cola, in order to increase per capita consumption and to reinforce the price point of this core multi-serving presentation, offering our consumers a more affordable and convenient beverage experience.

          - 1.75 lt. non-returnable PET multi-flavor presentation for Fanta (Tamarindo, Mandarine, Peach and Strawberry), in order to capture a greater market presence within the Bodegas supermarket flavor segment.

          - Consistent with the integrated water strategy that we developed in conjunction with The Coca-Cola Co., we launched Ciel still water in a 1.0 lt. non-returnable PET presentation with a sport cap for sports venues and a 12 oz. non-returnable PET presentation targeting restaurants.

     Following the Comision Federal de Competencia, Mexican Federal Antitrust Commission's ("MFAC") finding against the Company in connection with exclusivity practices in the Mexican soft drink industry, the Company, in accordance with the Mexican Federal Antitrust Law, has filed an immediate appeal of the MFAC's decision. Due to the unfavorable outcome of this legal procedure, we filed another appeal, which is currently taking place before the Mexican Federal Court and are awaiting the decision. The Company does not expect that an unfavorable decision will have a material adverse effect on its financial results

CHANGE OF GUIDANCE PRACTICE

After a careful review and analysis we will discontinue our practice of providing guidance with respect to operating income and volume growth. We believe that establishing such short-term guidance will prevent a more meaningful focus on the strategic initiatives that we are undertaking to expand our business and grow over the long term. We are quite comfortable measuring our progress as we achieve it.

This decision will not affect our continued commitment to remain at the forefront of corporate disclosure, a policy that has always distinguished us in our industry.

CONFERENCE CALL INFORMATION

Our Fourth-Quarter 2002 Conference Call will be held on: Wednesday, February 19, 2003, 9:30 A.M. Eastern Time (8:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-299-9086,
International: 617-786-2903. If you are unable to participate live, an instant replay of the conference call will be available through March 3, 2003. To listen to the replay please dial: Domestic U.S.: 888-286-8010; International:
617-801-6888, Passcode: 15550813.

                                                                 o o o
Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in the Valley of Mexico and the Southeast territories in Mexico and in the Buenos Aires Territory in Argentina. The Company has eight bottling facilities in Mexico and one in Buenos Aires and serves more than 283,650 retailers in Mexico and 76,400 retailers in the greater Buenos Aires area. Coca-Cola FEMSA currently accounts for approximately 3.3% of Coca-Cola global sales, 26.0% of all Coca-Cola sales in Mexico and approximately 36.5% of all Coca-Cola sales in Argentina. The Coca-Cola Company owns a 30% equity interest in Coca-Cola FEMSA.

Figures for the Company's operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"). Figures of the Company's operations in Argentina were prepared in accordance with Argentine generally accepted accounting principles. All figures are expressed in constant Mexican pesos with purchasing power at December 31, 2002. For comparison purposes, 2001 and 2002 figures from the Company's Argentine operations have been restated taking into account Argentine inflation with reference to the Argentine consumer price index and converted from Argentine pesos into Mexican pesos using the December 31, 2002 exchange rate of Ps. 3.370 per A$1.00. In addition, all comparisons in this report for the fourth quarter of 2002, which ended on December 31, 2002, in this report are made against the figures for the comparable period, full year 2001 and fourth quarter 2001, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA's future performance and should be considered as good faith estimates of Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties that could materially impact the Company's actual performance.

References herein to "U.S.$" are to United States dollars. This news release contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

                         (4 Pages of tables to follow)

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the three months ended December 31, 2002 and 2001
Expressed in currency with purchasing power as of  December 31, 2002

                      ---------------------- ------------------------- -----------------------
                           Consolidated       Mexican Operations        Buenos Aires Operation

                      ------------------------------------------------ -----------------------
                               (Millions of Mexican Pesos) (1)         (Millions of Argentine Pesos)(1)
                      ------------------------------------------------------------------------
                         2002    2001 % VAR        2002    2001 % VAR       2002  2001  % VAR
--------------------- ---------------------- ------------------------- -----------------------
Sales volume (millions
 unit cases)            165.0   157.2   4.9       129.1   122.4   5.5       35.9  34.8    3.0
Average unit price
 per case               27.15   27.15     -       31.41   31.64  (0.8)      3.81  3.66    4.1
--------------------- ---------------------- ------------------------- -----------------------
Net revenues          4,478.5 4,268.4   4.9     4,054.9 3,873.3   4.7      136.5 127.3    7.2
Other operating
 revenues                28.8    30.9  (6.8)       11.3    15.9 (28.9)       5.6   4.8   16.7
--------------------- ---------------------- ------------------------- -----------------------
Total revenues        4,507.3 4,299.3   4.8     4,066.2 3,889.2   4.6      142.1 132.1    7.6
Cost of sales         2,127.0 1,938.3   9.7     1,838.1 1,694.6   8.5       93.0  78.5   18.5
--------------------- ---------------------- ------------------------- -----------------------
Gross profit          2,380.3 2,361.0   0.8     2,228.1 2,194.6   1.5       49.1  53.6   (8.4)
--------------------- ---------------------- ------------------------- -----------------------
 Administrative
  expenses              366.6   333.8   9.8       340.6   315.4   8.0        8.4   5.9   42.4
 Selling expenses       836.4   960.6 (12.9)      736.6   855.3 (13.9)      32.2  34.0   (5.3)
--------------------- ---------------------- ------------------------- -----------------------
Operating expenses    1,203.0 1,294.4  (7.1)    1,077.2 1,170.7  (8.0)      40.6  39.9    1.8
--------------------- ---------------------- ------------------------- -----------------------
Goodwill amortization     5.1    24.2 (78.9)        2.0     1.9   5.3          -   1.2 (100.0)
--------------------- ---------------------- ------------------------- -----------------------
Operating income      1,172.3 1,042.4  12.5     1,148.9 1,022.0  12.4        8.5  12.6  (32.5)
--------------------- ---------------------- ------------------------- -----------------------
 Interest expense        93.1    78.2  19.1
 Interest income         70.8    65.7   7.8
 Interest expense,
  net                    22.4    12.4  80.6
 Foreign exchange
  loss (gain)           (47.7)  (41.5) 14.9
 Loss (gain) on
  monetary position      29.7    38.9 (23.7)
-                     ----------------------
Integral cost of
 financing                4.4     9.8 (55.1)
Other (income)
 expenses, net           61.7    49.1  25.7
--------------------- ----------------------
Income before taxes   1,106.2   983.5  12.5
Taxes                   367.7   295.3  24.5
--------------------- ----------------------
Consolidated net
 income                 738.5   688.2   7.3
--------------------- ----------------------
Majority net income     738.5   688.2   7.3
--------------------- ---------------------- ------------------------- -----------------------
EBITDA (2)            1,383.8 1,299.8   6.5     1,306.7 1,232.5   6.0       24.8  21.7   14.3
--------------------- ---------------------- ------------------------- -----------------------

(1)  Except volume and average price per unit case figures.

(2) Net income (loss) before deductions for interest, taxes, depreciation, amortization, and adjustments for other non-operating items. EBITDA is used by management as an additional indicator of operating performance and not as a replacement of measures such as cash flow from operating activities and operating income as defined and required by generally accepted accounting principles in the United States.

                      Mexican Inflation September 2002-December 2002      1.693%
                      Argentine Inflation  September 2002-December 2002   1.005%
                      Mexican Peso / U.S.Dollar at December 31, 2002      10.459
                      Argentine peso / U.S. Dollar at December 31, 2002    3.370
                      Mexican Peso / Argentine peso at December 31, 2002   3.104


Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the twelve months ended December  31, 2002 and 2001
Expressed in currency with purchasing power as of December 31, 2002

                      --------------------------- ------------------------- ----------------------
                              Consolidated         Mexican                  Buenos Aires Operation
                                                   Operations
                      ----------------------------------------------------- ----------------------
                                 (Millions of Mexican Pesos) (1)            (Millions of Argentine
                                                                             Pesos)(1)
                      ----------------------------------------------------------------------------
                          2002     2001   % VAR         2002     2001 % VAR      2002  2001 % VAR
--------------------- --------------------------- ------------------------- ----------------------
Sales Volume (millions
 unit cases)             620.3    607.8      2.1       504.7    477.9  5.6      115.6 129.9 (11.0)
Average unit price
 per case                28.20    27.33      3.2       31.97    31.63  1.1       3.79  3.71   2.1
--------------------- --------------------------- ------------------------- ----------------------
Net revenues          17,491.6 16,612.3      5.3    16,132.8 15,117.9  6.7      437.8 481.5  (9.1)
Other operating
 revenues                128.5    117.2      9.6        65.7     62.7  4.8       20.2  17.6  14.8
--------------------- --------------------------- ------------------------- ----------------------
Total revenues        17,620.1 16,729.5      5.3    16,198.5 15,180.6  6.7      458.0 499.1  (8.2)
Cost of sales          8,130.1  7,737.8      5.1     7,197.6  6,874.1  4.7      300.4 278.3   7.9
--------------------- --------------------------- ------------------------- ----------------------
Gross profit           9,490.0  8,991.7      5.5     9,000.9  8,306.5  8.4      157.6 220.8 (28.6)
--------------------- --------------------------- ------------------------- ----------------------
 Administrative
  expenses             1,396.7  1,287.2      8.5     1,303.3  1,207.6  7.9       30.1  25.6  17.6
 Selling expenses      3,616.0  3,730.9     (3.1)    3,268.5  3,262.1  0.2      112.0 151.0 (25.8)
--------------------- --------------------------- ------------------------- ----------------------
Operating expenses     5,012.7  5,018.1     (0.1)    4,571.8  4,469.7  2.3      142.1 176.6 (19.5)
--------------------- --------------------------- ------------------------- ----------------------
Goodwill amortization     37.3    100.7    (63.0)        7.9      7.9    -        2.4   4.8 (50.0)
--------------------- --------------------------- ------------------------- ----------------------
Operating income       4,440.0  3,872.9     14.6     4,421.2  3,828.9 15.5       13.1  39.4 (66.8)
--------------------- --------------------------- ------------------------- ----------------------
 Interest expense        334.1    329.8      1.3
 Interest income         252.6    273.8     (7.7)
 Interest expense,
  net                     81.5     56.0     45.5
 Foreign exchange
  loss (gain)           (197.2)     6.3 (3,230.2)
 Loss (gain) on
  monetary position     (385.5)    81.0   (575.9)
-                     ---------------------------
Integral cost of
 financing              (501.2)   143.3   (449.8)
Other (income)
 expenses, net           534.3     37.3  1,331.4
--------------------- ---------------------------
Income before taxes    4,406.9  3,692.3     19.4
Taxes                  1,842.9  1,461.1     26.1
--------------------- ---------------------------
Effect of changes in                        NA
 accounting principles
 (2)                         -    (29.0)
                      ---------------------------
Consolidated net
 income                2,564.0  2,202.2     16.4
--------------------- ---------------------------
Majority net income    2,564.0  2,202.2     16.4
--------------------- --------------------------- ------------------------- ----------------------
EBITDA (3)             5,415.2  4,939.3      9.6     5,182.8  4,698.3 10.3       74.9  77.7  (3.6)
--------------------- --------------------------- ------------------------- ----------------------

(1)  Except volume and average price per unit case figures.

(2)  Issuance of bulletin C-2 "Financial  Instruments" included in first quarter
     2001. For additional information refer to first quarter 2001 Press Release.

(3) Net income (loss) before deductions for interest, taxes, depreciation, amortization, and adjustments for other non-operating items. EBITDA is used by management as an additional indicator of operating performance and not as a replacement of measures such as cash flow from operating activities and operating income as defined and required by generally accepted accounting principles in the United States.

                      Mexican Inflation December 2001-December 2002       5.700%
                      Argentine Inflation December 2001-December 2002    41.219%
                      Mexican Peso / U.S.Dollar at December 31, 2002      10.459
                      Argentine Peso / U.S.Dollar at December 31, 2002     3.370
                      Mexican Peso / Argentine peso at December 31, 2002   3.104


Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheet
As of December  31, 2002 and December 31, 2001
Millions of Mexican pesos (Ps.)
Expressed in currency with purchasing power as of December  31, 2002

ASSETS                               2002         2001
-------------------------------------------------------
Current Assets
 Cash and cash equivalents     Ps.  6,171    Ps.  4,523
-------------------------------------------------------
 Accounts receivable:
  Trade                               548          588
  Notes                                10           26
  Prepaid taxes                       241            2
  Other                               203          328
-------------------------------------------------------
                                    1,002          944
-------------------------------------------------------
 Inventories                          747          577
 Prepaid expenses                      71           28
-------------------------------------------------------
Total current assets                7,991        6,072
-------------------------------------------------------
Property, plant and
 equipment
 Land                                 771          757
 Buildings, machinery and
  equipment                         8,666        8,000
 Accumulated depreciation          (3,113)      (2,638)
 Construction in progress             361          306
 Bottles and cases                    284          212
-------------------------------------------------------
Total property, plant and
 equipment                          6,969        6,637
-------------------------------------------------------
Investment in shares                  116          128
Deferred charges, net                 838          527
Goodwill, net                         259          896
-------------------------------------------------------
TOTAL ASSETS                  Ps.  16,173  Ps.  14,260
=======================================================

LIABILITIES & STOCKHOLDERS' EQUITY                  2002        2001
---------------------------------------------------------------------
CurrentLiabilities
  Short-term bank loans, notes and interest
   payable                                       Ps.  81     Ps.  80
  Suppliers                                        1,586       1,511
  Accounts payable and others                        651         439
  Taxes payable                                      221         397
---------------------------------------------------------------------
Total Current
 Liabilities                                       2,539       2,427
---------------------------------------------------------------------
Long-term bank
 loans                                             3,170       2,949
Pension plan and seniority premium                   184         174
Other
 liabilities                                       1,156       1,030
---------------------------------------------------------------------
Total
 Liabilities                                       7,049       6,580
---------------------------------------------------------------------
Stockholders'Equity
Minority interest                                      0           0
Majority interest:
  Capital stock                                    2,370       2,370
  Additional paid in capital                       1,667       1,667
  Retained earnings of prior years                 6,660       5,042
  Net income for the period                        2,564       2,202
  Cumulative results of holding
   non-monetary assets                           (4,137)     (3,601)
---------------------------------------------------------------------
Total majority
 interest                                          9,124       7,680
---------------------------------------------------------------------
Total stockholders'
 equity                                            9,124       7,680
---------------------------------------------------------------------
TOTAL LIABILITIES & EQUITY                    Ps. 16,173 Ps.  14,260
=====================================================================

         Mexican Inflation December 2001 - December 2002        5.70%
         Argentine Inflation December 2001 - December 2002     41.22%
         Mexican Peso / U.S.Dollar at December 31, 2002        10.459
         Argentine peso / U.S Dollar  December 31, 2002         3.370



                              Selected Information

                 For the twelve months ended December 31, 2002

Expressed in Pesos as of  December 31, 2002

                                      2002
-------------------------------------------
Depreciation (1)                     558.2
Amortization and others              417.0
Capital Expenditures (2)           1,340.9
-------------------------------------------

(1)  Includes goodwill amortization

(2)  Includes Bottles and Cases and Deferred Charges

Sales Volume Information
Expressed in millions of unit cases

                             2002     2001
-------------------------------------------
Mexico (3)                  504.7    477.9
Valley of Mexico            378.3    356.3
Southeast                   126.4    121.6
Buenos Aires                115.6    129.9
-------------------------------------------
Total                       620.3    607.8
===========================================
(3)  Includes 6.3 MUC of Kin light

Product Mix by Brand
(Colas / Flavors (3) / Water)
Expressed as a percentage of total volume

                             2002     2001
-------------------------------------------
Mexico                    72/23/5  75/21/4
Valley of Mexico          72/24/4  76/21/3
Southeast                 71/23/6  72/22/6
Buenos Aires              68/31/1  70/29/1
-------------------------------------------
Total                     71/25/4  74/23/3
===========================================

(3)  Includes 6.3 MUC of Kin light

Product Mix by Presentation
(Returnable / Non Returnable)
Expressed as a percentage of total volume

                             2002     2001
-------------------------------------------
Mexico                      36/64    41/59
Valley of Mexico            34/66    39/61
Southeast                   44/56    45/55
Buenos Aires                12/88     6/94
-------------------------------------------
Total                       32/68    33/67
-------------------------------------------

                              Selected Information

                  For the three months ended December 31, 2002

Expressed in Pesos as of  December 31, 2002

                                       2002
--------------------------------------------
Depreciation (1)                      121.0
Amortization and others                90.6
Capital Expenditures
 (2)                                  200.7
--------------------------------------------
(1) Includes goodwill amortization
(2) Includes Bottles and Cases and Deferred
 Charges
Sales Volume Information
Expressed in millions of unit cases
                             2002      2001
--------------------------------------------
Mexico (3)                  129.1     122.4
Valley of Mexico             96.8      92.0
Southeast                    32.3      30.4
Buenos Aires                 35.9      34.8
--------------------------------------------
Total                       165.0     157.2
============================================
(3)Includes 0.2 MUC of Kin light

Product Mix by Brand
(Colas / Flavors (3) / Water)
Expressed as a percentage of total volume
                             2002      2001
--------------------------------------------
Mexico                    71/24/5   76/20/4
Valley of Mexico          71/24/5   76/21/3
Southeast                 72/22/6   73/22/5
Buenos Aires              71/28/1   69/30/1
--------------------------------------------
Total                     71/25/4   74/23/3
========================--------------------
(3)Includes 0.2 MUC of Kin light

Product Mix by Presentation
(Returnable / Non Returnable)
Expressed as a percentage of total volume
                             2002      2001
--------------------------------------------
Mexico                      34/66     38/62
Valley of Mexico            30/70     37/63
Southeast                   44/56     42/58
Buenos Aires                19/81      4/96
--------------------------------------------
Total                       30/70     31/69
--------------------------------------------